UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                            DALEEN TECHNOLOGIES, INC.
        -----------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
        -----------------------------------------------------------------
                         (Title of Class of Securities)

                                   23437N 10 4
                       -----------------------------------
                                 (CUSIP Number)

                                  James Daleen
                          c/o Daleen Technologies, Inc.
                              902 Clint Moore Road
                            Boca Raton, Florida 33487
                                 (561) 999-8000
        -----------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 11, 2002
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                                               Page 2 of 8 Pages



                                 SCHEDULE 13D/A
                                (Amendment No. 2)





CUSIP No. 23437N  10  4

1.   NAME OF REPORTING PERSON James Daleen

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)  [   ]
                                                                      (b)  [   ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [   ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION  United States Citizen

NUMBER OF                  7.    SOLE VOTING POWER                    405,901(1)
SHARES                     -----------------------------------------------------
BENEFICIALLY               8.    SHARED VOTING POWER                       - 0 -
OWNED BY                   -----------------------------------------------------
EACH                       9.    SOLE DISPOSITIVE POWER               405,901(1)
REPORTING                  -----------------------------------------------------
PERSON WITH                10.   SHARED DISPOSITIVE POWER                  - 0 -
                           -----------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON   455,925 (1) (2) (3)
              ------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                                [   ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 0.99%(4)
                                                                        --------
14.  TYPE OF REPORTING PERSON  IN

(1) Includes options granted to Mr. Daleen in connection with his employment to acquire 405,901 shares of common stock that are immediately exercisable by Mr. Daleen or

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CUSIP NO. 23437N 10 4                                          Page 3 of 8 Pages

          exercisable within 60 days as described in Rule 13d-3(d). See the response to Item 6 of this report for further information regarding options currently held by Mr. Daleen to acquire shares of common stock.

(2) Includes 48,220 shares of common stock held by the James Daleen Irrevocable Trust (the "Trust"). Mr. Daleen expressly disclaims beneficial ownership of all such shares held by the Trust.

(3) Includes 1,804 shares of common stock owned by Mr. Daleen's spouse. Mr. Daleen disclaims beneficial ownership of the 1,804 shares held by his spouse.

(4) The percentage ownership is based upon 45,828,912 shares of common stock outstanding as of April 30, 2003 as stated in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 and also includes 405,901 shares of common stock subject to stock options held by Mr. Daleen.



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CUSIP NO. 23437N 10 4                                          Page 4 of 8 Pages



          This Schedule 13D/A, Amendment No. 2 (the "Amendment") relates to the Common Stock, par value $0.01 per share (CUSIP Number: 23437N 10 4) ("Common Stock") of Daleen Technologies, Inc. This Amendment No. 2 restates in its entirety the Schedule 13D filed by James Daleen ("Mr. Daleen"), J.D. Management, Inc. ("J.D."), and J.D. Investment Company Limited Partnership ("J.D. Ltd') on February 14, 2000, as amended by Amendment No. 1 thereto, filed on December 18, 2000. On November 21, 2002, J.D. and J.D. Ltd., entities controlled by Mr. Daleen, were each dissolved and are no longer in existence. Neither J.D. nor J.D. Ltd. beneficially owned any shares of the Common Stock at the time of their respective dissolutions. Additionally, as indicated in Item 5(e) below, Mr. Daleen has ceased to be the beneficial owner of 5% or more of the Common Stock and is no longer subject to the reporting requirements of Regulation 13D under the Act.

Item 1.   Security and Issuer.

          This Schedule relates to the Common Stock of Daleen Technologies, Inc., a Delaware corporation (the "Issuer"), whose principal executive offices are located at 902 Clint Moore Road, Boca Raton, Florida 33487.

Item 2.   Identity and Background.

Mr. Daleen
----------
                  Item 2(a)    Name:  James Daleen

                  Item 2(b)    The business address of Mr. Daleen is as follows:

                               902 Clint Moore Road, Boca Raton, Florida  33487

                  Item 2(c) The principal occupation or employment of Mr. Daleen is as Chairman of the Board of the Issuer. Mr. Daleen served as Chief Executive Officer of the Issuer until December 20, 2002.

                  Item 2(d) During the last five years Mr. Daleen has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  Item 2(e) During the last five years Mr. Daleen has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in Mr. Daleen being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such.


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CUSIP NO. 23437N 10 4                                          Page 5 of 8 Pages



                  Item 2(f)    Citizenship:  United States

Item 3.  Source and Amount of Funds or Other Consideration.

          At this time, Mr. Daleen has no specific plan or proposal to acquire shares of Common Stock. It is presently anticipated that any exercise of options to acquire Common Stock by Mr. Daleen would be made out of personal funds, including but not limited to the use of proceeds from the sale of Common Stock to acquire additional shares of Common Stock.

Item 4.  Purpose of Transaction.

          At this time, Mr. Daleen has no specific plan or proposal to acquire or dispose of any Common Stock. Consistent with his investment purpose, Mr. Daleen at any time and from time to time may acquire additional shares of Common Stock (including by exercise of stock options) or dispose of any or all of the Common Stock beneficially owned depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements or other investment considerations. Mr. Daleen has made no determination regarding a maximum or minimum number of shares of Common Stock which he may hold at any point in time.

Item 5.  Interest in Securities of the Issuer.

          (a)   See items 11 and 13 of the cover page to this Amendment.

          (b)   See items 7, 8, 9 and 10 of the cover page to this Amendment.

          (c) Mr. Daleen has not effected any transactions in the Common Stock during the past 60 days.

          (d) Not applicable, except with respect to 48,220 shares of Common Stock held by the Trust and 1,804 shares of Common Stock owned by Mr. Daleen's spouse. Mr. Daleen disclaims beneficial ownership of all such shares of Common Stock.

          (e) On September 11, 2002, after giving effect to the transaction described below, Mr. Daleen ceased to be the beneficial owner of more than five percent of the Common Stock and is no longer subject to the reporting requirements of Regulation 13D under the Act.

          In January 2001, the Issuer loaned to Mr. Daleen and J.D. Ltd. (together, the "Makers") the amount of $1,237,823 (the "Loan"). The Loan bore interest at a rate of 8.75% per annum. The principal was payable in full on January 31, 2006, with interest payable annually on January 31. The Loan was secured by 901,945 shares of the Issuer's Common Stock (the "Shares") held by J.D. Ltd., and was non-recourse to the Makers except to the extent of the Shares held as the collateral. On January 31, 2002, an interest payment of $119,871 was due and

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CUSIP NO. 23437N 10 4                                          Page 6 of 8 Pages



payable on the Loan. That interest payment was not made and, as a result, the Loan was in default. Pursuant to the terms of the Loan, on September 10, 2002, the Makers waived notice of default and on September 11, 2002, the Shares were surrendered to the Company in satisfaction of the Loan. J.D. and J.D. Ltd. ceased to be the beneficial owners of any shares of the Common Stock following the surrender of such shares in September 2002.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Mr. Daleen has been granted options to purchase an aggregate of 700,902 shares of Common Stock of the Issuer under Incentive Stock Option Agreements with the Company dated December 18, 1998, December 30, 1999, April 24, 2000, October 20, 2000, January 10, 2001, July 18, 2001 and December 31,
2001. Under these agreements, Mr. Daleen currently holds options to purchase shares of Common Stock as follows:

                  93,402 shares at $3.25 per share  --          expires 12/18/03
                  125,000 shares at $21.38 per share--          expires 12/30/09
                  10,000 shares at $13.25 per share --          expires 4/24/10
                  62,500 shares at $9.44 per share  --          expires 10/20/10
                  60,000 shares at $1.88 per share  --          expires 1/10/11
                  250,000 shares at $0.88 per share --          expires 7/18/11
                  100,000 shares at $0.35 per share --          expires 12/31/11

          See also the response to Item 5(e) above with respect to the Loan from the Issuer to Mr. Daleen and J.D. Ltd., which was in default and satisfied upon surrender of the Shares to the Company. The terms and conditions of such Loan were as set forth in that certain Promissory Note and Stock Pledge Agreement dated January 11, 2001 by and among Mr. Daleen, J.D. Ltd. and the Issuer.

Item 7.  Material to be Filed as Exhibits.

         Exhibit No.                Description

             1      Form of Incentive Stock Option Agreement (previously filed)

             2      Form of Stock Option Grant Certificate (filed herewith)

             3 Promissory Note and Stock Pledge Agreement dated January 11, 2001 by and among James Daleen and J.D. Investment Company Limited Partnership and Daleen Technologies, Inc. (incorporated by reference to Exhibit 10.38 to Form 10-K405 for the year ended December 31, 2000 filed by Daleen Technologies, Inc. on April 5, 2001 (File No. 0-27491))



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CUSIP NO. 23437N 10 4
                                                               Page 7 of 8 Pages


                                                     Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: June 10, 2003
                                              /s/ James Daleen
                                              ----------------------------------
                                              James Daleen




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CUSIP NO. 23437N 10 4                                          Page 8 of 8 Pages



                                  Exhibit Index
                                  -------------

1         Form of Incentive Stock Option Agreement (previously filed)

2         Form of Stock Option Grant Certificate (filed herewith)

3 Promissory Note and Stock Pledge Agreement dated January 11, 2001 by and among James Daleen and J.D. Investment Company Limited Partnership and Daleen Technologies, Inc. (incorporated by reference to Exhibit
          10.38 to Form 10-K405 for the year ended December 31, 2000 filed by Daleen Technologies, Inc. on April 5, 2001 (File No. 0-27491))